INTER PARFUMS, INC. AND SUBSIDIARIES

Exhibit 4.21.1

AMENDMENT TO
INTER PARFUMS, INC.
2004 NONEMPLOYEE DIRECTOR
STOCK OPTION PLAN

The 2004 Nonemployee Director Stock Option Plan is hereby amended by the addition of a new paragraph 4(f), as follows:

(f) On or after June 19, 2006, all options that may be granted from time to time under the Plan shall vest and become exercisable to purchase shares of Common Stock as follows: 25% one year after the date of grant, and then 25% on each of the second, third and fourth consecutive years from the date of grant on a cumulative basis, so that each option shall become fully vested and exercisable on the fourth year from the date of grant.